Exhibit 99.1

H World Group Limited Announces Shareholder Return Plan

SINGAPORE/SHANGHAI, China, July 23, 2024 (GLOBE NEWSWIRE) -- H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World” or the “Company”), a leading and fast-growing hotel group, today announced that, in order to enhance shareholder value, its board of directors (the “Board”) has approved a three-year shareholder return plan with an aggregate amount of distributions that may be made to the Company’s shareholders of up to US$2,000,000,000, effective from July 23, 2024 (the “Shareholder Return Plan”). Under the Shareholder Return Plan, the Board has the sole discretion to: (i) declare and distribute ordinary dividends semi-annually, the aggregate amount of which for each financial year shall be no less than 60% of the Company’s net income in such financial year (the “Amended Dividend Policy”), and (ii) declare and distribute, from time to time, special dividends and/or make repurchases of American depositary shares (“ADS”) pursuant to the Share Repurchase Program (as defined below), considering the financial position of the Company and otherwise in accordance with its articles of association and Cayman Islands law. The Company has also amended and replaced its existing ordinary dividend policy with the Amended Dividend Policy.

As part of the Shareholder Return Plan, on the same date, the Board declared a cash dividend (the “Cash Dividend”) for the first half of 2024 in the aggregate amount of approximately US$200 million, of US$0.063 per ordinary share, or US$0.63 per ADS. Holders of the Company’s ordinary shares or ADSs as of the close of business on August 14, 2024 will be entitled to receive the Cash Dividend. Dividends to holders of the Company’s ordinary shares are expected to be distributed on or about August 27, 2024. Citibank, N.A. (“Citi”), depositary bank for the Company’s ADS program, expects to pay out dividends to ADS holders on or about September 3, 2024. Dividends to be paid to the Company’s ADS holders through Citi will be subject to the terms of the deposit agreement by and among the Company and Citi, and the holders and beneficial owners of ADS issued thereunder, including the fees and expenses payable thereunder.

Additionally, on the same date, the Board approved a five-year share repurchase program of its ADSs with an aggregate amount of up to US$1,000,000,000, effective from August 21, 2024, pursuant and subject to applicable laws and the Company’s securities trading policy (the “Share Repurchase Program”). The Share Repurchase Program replaced the share repurchase program previously approved and adopted on August 21, 2019 with an aggregate amount of up to US$750,000,000. Repurchases made under the Share Repurchase Program shall be funded from the Company’s profits, cash or share premium account. The Company expects to effect the share repurchases through open market transactions at prevailing market prices or in privately negotiated transactions from time to time as market conditions warrant and in compliance with applicable requirements of Rule 10b5-1 and Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, at times and in such amounts as the Company deems appropriate. The Board will review the Share Repurchase Program periodically, and may authorize adjustment of its terms and size or suspend or discontinue the program.

H World remains committed to delivering sustainable shareholder value and will continue to enhance long-term value creation.

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of March 31, 2024, H World operated 9,817 hotels with 955,657 rooms in operation in 18 countries. H World’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel, CitiGO Hotel, Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, Zleep Hotels, Steigenberger Icon and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of March 31, 2024, H World operated 11 percent of its hotel rooms under the lease and ownership model, and 89 percent under the manachise and franchise model.

For more information, please visit H World’s website: https://ir.hworld.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com

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